

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 6, 2016

Jon R. Sabes
Chief Executive Officer
GWG Holdings, Inc.
220 South Sixth Street, Suite 1200
Minneapolis, Minnesota 55402

> **Re: GWG Holdings, Inc.**
> **Post-Effective Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 24, 2016**
> **File No. 333-206626**

Dear Mr. Sabes:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1.   Please include in this section a discussion regarding the implications of being an emerging growth company. In this regard, please briefly discuss the various exemptions that are available to you, and state that you have elected to use the extended transition period under Section 107(b) of the JOBS Act (including a statement that this election is irrevocable). Please also include risk factor disclosure regarding your status.

Description of the Redeemable Preferred Stock, page 35

2.   Please include in this section, and elsewhere as appropriate, a discussion of the proposed amendments to your certificate of designation governing the Redeemable Preferred Stock as described in your proxy statement filed with the SEC on April 4, 2016.

Incorporation of Certain Documents by Reference, page 50

3.   Please revise this section to refer to your filed definitive proxy statement rather than your preliminary proxy statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot, Special Counsel, at 202-551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance